The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

Subject to Completion. Dated August 5, 2014.

The Goldman Sachs Group, Inc. $ Leveraged Currency-Linked Notes due

The notes will not bear interest.  The amount that you will be paid on your notes on the stated maturity date (expected to be August 31, 2015) will be based on the performance of the Deliverable Chinese Renminbi (deliverable renminbi)/U.S. Dollar (dollar) exchange rate as measured by comparing the initial exchange rate on the trade date (expected to be August 8, 2014) with the final exchange rate, which will be the arithmetic average of the exchange rates on each of the averaging dates (expected to be August 20, 21, 24, 25 and 26, 2015). The exchange rate is expressed as the number of deliverable renminbi, as traded and delivered in the Hong Kong market, needed to buy one dollar. The currency return on your notes will be calculated by subtracting the final exchange rate from the initial exchange rate and dividing the resulting number by the initial exchange rate and expressing this result as a percentage.

By purchasing this note, you are taking the view that the currency return will be positive, which means that the final exchange rate will be lower than the initial exchange rate (it will take fewer deliverable renminbi to purchase one dollar at the final exchange rate than at the initial exchange rate).  If the currency return is positive or zero (the number of deliverable renminbi required to purchase one dollar at the final exchange rate is less than or equal to the number required to purchase one dollar at the initial exchange rate), you will receive $1,000 plus $1,000 times 3.075 times the currency return, up to a maximum of $4,075 per $1,000 face amount of your notes. If the currency return is negative (the number of deliverable renminbi required to purchase one dollar at the final exchange rate is greater than the number required to purchase one dollar at the initial exchange rate), for each $1,000 face amount of your notes you will receive the greater of (i) the minimum settlement amount of $950.00 or (ii) $1,000 plus the product of $1,000 times the currency return. Thus, if the currency return is negative, you will receive less than the face amount of your notes at maturity.

At maturity, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•             if the currency return is positive or zero, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 3.075 times (c) the currency return; or

•             if the currency return is negative, the greater of (i) the minimum settlement amount of $950 and (ii) the sum of (a) $1,000 plus (b) the product of (1) $1,000 times (2) the currency return.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.  The return on your notes is linked to the currency return, calculated using the deliverable renminbi/dollar exchange rate. If you calculate the return on your notes using the dollar/deliverable renminbi exchange rate instead, the return on your notes may be materially different from the results obtained using the deliverable renminbi/dollar exchange rate. Your investment in the notes involves certain risks, including, among other things, our credit risk.  See page PS-11.

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is expected to be between $970 and $999 per $1,000 face amount, which will be less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted.

Original issue date:	expected to be August 15, 2014	Original issue price:	100.00% of the face amount*
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

*Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of      % of the face amount, and as a result of such agreements, the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.  The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.	JPMorgan Placement Agent

Pricing Supplement No.    dated         , 2014.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•           Currency terms supplement dated August 24, 2012

•           Prospectus supplement dated September 19, 2011

•           Prospectus dated September 19, 2011

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. and references to the “accompanying currency terms supplement” mean the accompanying currency terms supplement, dated August 24, 2012, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “Supplemental Terms of the Notes” on page S-10 of the accompanying currency terms supplement. Please note that certain features, as noted below, described in the currency terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying currency terms supplement.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Face amount: each note will have a face amount of $1,000; $            in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Exchange rate:  the CNH/USD exchange rate, expressed as the deliverable Chinese renminbi (CNH) value of one U.S. dollar (USD)

Denominations:  $10,000 and integral multiples of $1,000 in excess thereof

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount.  Also, the minimum settlement amount would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-14 of this pricing supplement

Supplemental discussion of U.S. federal income tax consequences:  The notes will be treated as debt instruments subject to the special rules governing contingent payment debt instruments for U.S. federal income tax purposes.  Under this treatment, it is the opinion of Sidley Austin LLP that if you are a U.S. individual or taxable entity, you generally should be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes. In addition, any gain you may recognize on the sale, exchange or maturity of the notes will be taxed as ordinary interest income.  Please see “Supplemental Discussion of U.S. Federal Income Tax Consequences” below for a more detailed discussion.

Cash settlement amount (on the stated maturity date):  for each $1,000 face amount of your notes, we will pay you an amount in cash equal to:

•                  if the currency return is positive or zero, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate times (c) the currency return; or

•                  if the currency return is negative, the greater of (i) the minimum settlement amount and (ii) the sum of (a) $1,000 plus (b) the product of (1) $1,000 times (2) the currency return

Initial exchange rate (to be set on the trade date):

Final exchange rate:  the arithmetic average of the levels of the CNH/USD exchange rate on each of the averaging dates, in each case determined by reference to the relevant source, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Non-Fixing Day — Notes Linked to a Single Exchange Rate” beginning on page S-19 of the accompanying currency terms supplement

Relevant source:  the CNH/USD exchange rate (expressed as the CNH value of one U.S. dollar) will be determined by reference to the deliverable renminbi/dollar fixing rate for settlement on that business day reported by Hong Kong Treasury Markets Association, which appears on the Reuters Page “CNHFIX=“ at approximately 11:15 a.m., Hong Kong time (or any successor or replacement service or page)

Currency return:  the quotient of (i) the initial exchange rate minus the final exchange rate divided by (ii) the initial exchange rate, expressed as a positive or negative percentage

Upside participation rate:  307.50%

Minimum settlement amount:  $950

Trade date:  expected to be August 8, 2014

Original issue date (settlement date) (to be set on the trade date):  expected to be August 15, 2014

Determination date (to be set on the trade date):  the last averaging date, expected to be August 26, 2015, subject to adjustment as described under “Supplemental Terms of the Notes — Averaging Dates — Notes Linked to a Single Exchange Rate” on page S-12 of the accompanying currency terms supplement

Stated maturity date (to be set on the trade date): expected to be August 31, 2015, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-10 of the accompanying currency terms supplement

Averaging dates (to be set on the trade date):  expected to be August 20, 2015, August 21, 2015, August 24, 2015, August 25, 2015 and August 26, 2015, each subject to adjustment as described under “Supplemental Terms of the Notes — Averaging Dates” on page S-12 of the accompanying currency terms supplement

Business day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-23 in the accompanying currency terms supplement

No interest:  the notes will not bear interest

No listing:  the notes will not be listed on any securities exchange or interdealer market quotation system

No redemption:  the notes will not be subject to any redemption right

Use of proceeds and hedging:  as described under “Use of Proceeds” and “Hedging” on page S-30 of the accompanying currency terms supplement

ERISA:  as described under “Employee Retirement Income Security Act” on page S-39 of the accompanying currency terms supplement

Supplemental plan of distribution:  as described under “Supplemental Plan of Distribution” on page S-40 of the accompanying currency terms supplement; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $       .

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of      % of the face amount. Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of      % of the face amount, and as a result of such agreements the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount set forth on the front cover page of this pricing supplement from Goldman, Sachs & Co.

We expect to deliver the notes against payment therefor in New York, New York on August 15, 2014, which is expected to be the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on any day prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:  Goldman, Sachs & Co.

CUSIP no.:  38147QED4

ISIN no.:  US38147QED43

FDIC:  the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

Leveraged Currency-Linked Notes due

Issued by:
The Goldman Sachs Group, Inc.

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical currency returns could have on the cash settlement amount at maturity assuming all other variables remain constant. The table below assumes a hypothetical initial exchange rate of 6.00 (i.e., six deliverable Chinese renminbi are needed to buy one U.S. dollar). The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical Cash Settlement Amount as % of Face Amount
400%
375%
350%
325%
300%
275%
250%
225%
200%
175%
150%
125%
100%
75%
50%
25%
0%
95%
-5%
Note Performance
Currency Performance
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
Hypothetical Currency Return

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical currency returns on the determination date could have on the cash settlement amount, assuming all other variables remain constant. No one can predict what the exchange rate will be on any averaging date. The exchange rate has been highly volatile in the past — meaning that the exchange rate has changed substantially in relatively short periods — and its performance cannot be predicted for any future period.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment directly in the exchange rate.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the exchange rate and our creditworthiness.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) will be less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes” on page PS-11 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount per note	$1,000

Hypothetical initial exchange rate	6.00

Upside participation rate	307.50%

Minimum settlement amount	$950

Notes purchased on the original issue date at the face amount and held to the stated maturity date

Each averaging date is a fixing day for the exchange rate

Moreover, we have not yet determined the initial exchange rate that will serve as the baseline for determining the currency return and the amount we will pay on your notes at maturity. We will not do so until the trade date. As a result, the initial exchange rate may differ substantially from the exchange rate prior to the trade date.

For these reasons, the actual performance of the exchange rate over the life of the offered notes, as well as the cash settlement amount at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the exchange rate shown elsewhere in this pricing supplement. For information about the exchange rate during recent periods, see “Historical Exchange Rates” on page PS-16. Before investing in the offered notes, you should consult publicly available information to determine the exchange rate between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the examples below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the applicable currencies.

The levels in the left column of the following table represent hypothetical final exchange rates assuming a hypothetical initial exchange rate of 6.00000 (i.e., six deliverable Chinese renminbi are needed to buy one U.S. dollar).  The actual initial exchange rate will be determined on the trade date and may differ substantially from the hypothetical initial exchange rate of 6.00000. The levels in the middle column of the following table represent hypothetical currency returns. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical currency return, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of one percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical currency return and the assumptions noted above.

The final exchange rate, which will be the arithmetic average of the exchange rates on each of the averaging dates, will be determined on the determination date, which is the last averaging date.  The currency return will be equal to the quotient of (1) the initial exchange rate minus the final exchange rate divided by (2) the initial exchange rate, expressed as a positive or negative percentage.

Hypothetical Final Exchange Rate (Expressed as Number of Deliverable Chinese Renminbi Per One U.S. Dollar)	Hypothetical Currency Return	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
0.00000	100.000%	407.500%
1.50000	75.000%	330.625%
3.00000	50.000%	253.750%
4.50000	25.000%	176.875%
5.10000	15.000%	146.125%
5.40000	10.000%	130.750%
5.70000	5.000%	115.375%
6.00000	0.000%	100.000%
6.00006	-0.001%	99.999%
6.15000	-2.500%	97.500%
6.30000	-5.000%	95.000%
6.90000	-15.000%	95.000%
7.20000	-20.000%	95.000%
7.50000	-25.000%	95.000%
9.00000	-50.000%	95.000%
10.50000	-75.000%	95.000%
12.00000	-100.000%	95.000%

If, for example, the currency return was determined to be -15.000%, the cash settlement amount that we would deliver to you at maturity would be 95.000% of the face amount of your notes. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 5.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

The following chart shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would deliver to the holder of the notes on the stated maturity date, if the currency return was any of the hypothetical returns shown on the horizontal axis. The chart shows that any hypothetical currency return of less than 0.000% (the section to the left of the 0.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes.

The cash settlement amounts shown above are entirely hypothetical; they are based on exchange rates that may not be achieved on the averaging dates and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-6 of the accompanying currency terms supplement.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual currency return or what the market value of your notes will be on any given day, nor can we predict the relationship between the exchange rate and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive on the stated maturity date and the total rate of return on the offered notes will depend on the actual initial exchange rate, which we will set on the trade date, and on the actual currency return determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your note on the stated maturity date may be very different from the information reflected in the table, hypothetical examples and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011 and “Additional Risk Factors Specific to the Notes” in the accompanying currency terms supplement.  You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus, dated September 19, 2011, the accompanying prospectus supplement, dated September 19, 2011, and the accompanying currency terms supplement, dated August 24, 2012, of The Goldman Sachs Group, Inc. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the exchange rate or applicable currencies. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such expected estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors.  Thereafter, if Goldman, Sachs & Co. buys or sells your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do) it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-6 of the accompanying currency terms supplement.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” on page S-7 of the accompanying currency terms supplement.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the exchange rate, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

You May Lose A Portion of Your Investment in the Notes

You can lose a portion of your investment in the notes. The cash settlement amount you will be paid for your notes on the stated maturity date will be based on the performance of the exchange rate, as measured by the currency return formula, which compares the initial exchange rate on the trade date with the final exchange rate, which will be the arithmetic average of the exchange rates on each of the averaging dates. If the currency return is negative, you will lose up to 5.00% of your investment in the notes, which would exclude any premium to face amount you paid when you purchased the notes.

Also, the market price of the notes prior to the stated maturity date may be significantly lower than the purchase price paid for such notes.  Consequently, if you sell your notes before the stated maturity date, you may receive less than the amount of your investment in the notes.

Due to the Currency Return Formula, the Return on Your Notes Is Limited

Due to the currency return formula, the return on your notes is limited to $4,075 for each $1,000 face amount of your notes, as the currency return can never be above 100%.

The Cash Settlement Amount on Your Notes Is Linked to the Exchange Rate on Five Averaging Dates

The currency return will be based on the arithmetic average of the exchange rates on each of the five averaging dates (each of which is subject to postponement in the case of non-fixing days), and therefore not the simple performance of the exchange rate over the life of your notes.  For example, if the exchange rate dramatically decreased on the last averaging date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked only to the exchange rate on that last averaging date.

It has been reported that the U.K. Financial Conduct Authority and regulators from other countries are in the process of investigating the potential manipulation of published currency exchange rates. If such manipulation has occurred or is continuing, certain published exchange rates may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been. Any such manipulation could have an adverse impact on any payments on, and the value of, your notes and the trading market for your notes. In addition, we cannot predict whether any changes or reforms affecting the determination or publication of exchange rates or the supervision of currency trading will be implemented in connection with these investigations. Any such changes or reforms could also adversely impact your notes.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. Unless the cash settlement amount on your notes on the stated maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Notes are Linked to the Deliverable Chinese Renminbi

Deliverable Chinese renminbi are traded and delivered in the Hong Kong market and the deliverable Chinese renminbi/U.S. dollar exchange rate has at times differed, and may continue to differ, from the Chinese Renminbi deliverable onshore in the People’s Republic of China exchange rate for U.S. dollars (the “Chinese renminbi/U.S. dollar exchange rate”).  The Chinese renminbi/U.S. dollar exchange rate is managed by the Chinese government, and may be influenced by political or economic developments in the People’s Republic of China or elsewhere and by macroeconomic factors and speculative actions. From 1994 to 2005, the Chinese government used a managed floating exchange rate system, under which the People’s Bank of China (the “People’s Bank”) allowed the Chinese renminbi/U.S. dollar exchange rate to float within a very narrow band around the central exchange rate published daily by the People’s Bank. In July 2005, the People’s Bank revalued the renminbi by 2% and announced that in the future it would set the value of the renminbi with reference to a basket of currencies rather than solely with reference to the U.S. dollar. In addition, the People’s Bank announced that the reference basket of currencies used to set the value of the renminbi would be based on a daily poll of onshore market dealers and other undisclosed factors. Movements in the Chinese renminbi/U.S. dollar exchange rate within the narrow band established by the People’s Bank result from the supply of, and the demand for, those two currencies and fluctuations in the reference basket of currencies.

To the extent that management of the renminbi by the People’s Bank has resulted in and currently results in trading levels that do not fully reflect market forces, any further changes in the government’s management of the U.S. dollar/Chinese renminbi exchange rate could result in significant movement in the value of the U.S. dollar/Deliverable Chinese renminbi exchange rate. The People’s Republic of China may regulate the U.S. Dollar/Deliverable Chinese renminbi exchange rate, or the delivery of renminbi in Hong Kong, in a manner that is adverse to your interest in the notes. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the People’s Republic of China and the United States, including capital control measures and economic and political developments in other countries.

If You Calculate the Return on Your Notes Using the USD/CNH Exchange Rate, the Return on Your Notes May be Materially Different From the Results Obtained Using the CNH/USD Exchange Rate

The amount that you will be paid on your notes on the stated maturity date will be based on the performance of the CNH/USD exchange rate, as measured by the currency return formula, by comparing the initial exchange rate on the trade date with the final exchange rate, which will be the arithmetic average of the exchange rates on each of the averaging dates.  The exchange rate is expressed as the number of deliverable Chinese renminbi needed to purchase one U.S. dollar.  If you calculate the return on your notes using the USD/CNH exchange rate instead, the return on your notes may be materially different from the results obtained using the CNH/USD exchange rate. For example, assuming a hypothetical initial CNH/USD exchange rate of 6.00 (i.e., six deliverable Chinese renminbi are needed to buy one U.S. dollar), if the hypothetical final CNH/USD exchange rate increases to 7.50 (i.e., 7.50 deliverable Chinese renminbi are needed to buy one U.S. dollar), then the percentage change in the initial exchange rate to the final exchange rate would be 25% and the currency return would be -25%. If the equivalent exchange rate were instead presented in terms of USD/CNH, then the hypothetical initial USD/CNH exchange rate would be approximately 0.1667 and the hypothetical final USD/CNH  exchange rate would be approximately 0.1333 and the percentage change in the initial exchange rate to the final exchange rate would be approximately -20% and the currency return would be approximately 20%.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes.  If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount.  If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

Your Notes Will Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

The notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale, exchange or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Supplemental Discussion of U.S. Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Your notes could be subject to a U.S. withholding tax of 30% under FATCA.  This tax could apply if you or any non-U.S. person or entity that receives a payment (directly or indirectly) on your behalf (including a bank, custodian, broker or other payee, at any point in the series of payments made on your notes) does not comply with the U.S. information reporting, withholding, identification, certification, and related requirements imposed by FATCA.  The payments potentially subject to this withholding tax include interest (including original issue discount) and other periodic payments as well as payments made upon the sale, exchange or maturity of your notes.

You should consult your tax advisor regarding the relevant U.S. law and other official guidance on FATCA.  You could be affected by this withholding if, for example, your bank or broker through which you hold the notes is subject to withholding because it fails to comply with these requirements.  This might be the case even if you would not otherwise have been directly subject to withholding. Accordingly, you should consult your bank or broker about the likelihood that payments to it (for credit to you) will become subject to withholding in the payment chain.

The withholding tax described above could currently apply to all interest (including original issue discount) and other periodic payments made on the notes.  However, the withholding tax described above will not apply to payments (other than payments of interest or original issue discount) made upon the sale, exchange or maturity of the notes before January 1, 2017.

We will not pay any additional amounts in respect of this withholding tax, so if this withholding applies, you will receive significantly less than the amount that you would have otherwise received with respect to your notes.  Depending on your circumstances, you may be entitled to a refund or credit in respect of some or all of this withholding.  However, even if you are entitled to have any such withholding refunded, the required procedures could be cumbersome and significantly delay your receipt of any withheld amounts.  For more information, see “Supplemental Discussion of U.S. Federal Income Tax Consequences — Foreign Account Tax Compliance Act (FATCA) Withholding” on page PS-18 of this pricing supplement.

In addition, your notes may also be subject to other U.S. withholding tax as described in “United States Taxation” in the accompanying prospectus.

HISTORICAL EXCHANGE RATES

We have derived all information regarding the exchange rate contained in this pricing supplement from publicly available information, without independent verification.

The exchange rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the exchange rate during any period shown below is not an indication that the exchange rate is more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical levels of the exchange rate as an indication of future performance. We cannot give you any assurance that the future performance of the exchange rate will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates makes any representation to you as to the performance of the exchange rate. The actual performance of the exchange rate over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical exchange rates shown below.

The following graph shows the published daily historical exchange rates from July 18, 2011 through August 4, 2014 as reported by Hong Kong Treasury Markets Association and displayed on the relevant source specified on page PS-3 of this pricing supplement for such periods. As set forth in the following graph, a decrease in the exchange rate for a given period indicates a positive currency return, while an increase in the exchange rate indicates a negative currency return. We obtained the information in the graph below from Hong Kong Treasury Markets Association without independent verification. The historical exchange rates and historical exchange rate performance set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the final exchange rate will be less than or equal to the initial exchange rate or that the cash settlement amount at maturity will be greater than the face amount of your notes.

Historical Exchange Rates of CNH versus USD

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying currency terms supplement.

The following section is the opinion of Sidley Austin LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•                  a dealer in securities or currencies;

•                  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•                  a bank;

•                  a regulated investment company;

•                  a life insurance company;

•                  a tax-exempt organization;

•                  a partnership;

•                  a person that owns the notes as a hedge or that is hedged against interest rate risks;

•                  a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•                  a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•                  a citizen or resident of the United States;

•                  a domestic corporation;

•                  an estate whose income is subject to U.S. federal income tax regardless of its source; or

•                  a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Your notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your notes prior to your receipt of cash attributable to such income.

We have determined that the comparable yield for the notes is equal to      % per annum, compounded semi-annually, with a projected payment at maturity of $      based on an investment of $1,000. Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary income, not taking into account any positive or negative adjustments you may be required to take into account based on the actual payments on the notes, from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period
, 2014 through December 31, 2014	$	$
January 1, 2015 through	$	$

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

You will recognize income or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference, if any, between the cash amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield and the projected payment schedule for your notes) and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes (as described in the accompanying currency terms supplement).

Any income you recognize upon the sale, exchange or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, capital loss. If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences — United States Alien Holders” in the accompanying currency terms supplement for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

•                  a nonresident alien individual;

•                  a foreign corporation; or

•                  an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

Foreign Account Tax Compliance Act (FATCA) Withholding

FATCA could impose a withholding tax of 30% on interest income (including original issue discount) and other periodic payments on the notes paid to you or any non-U.S. person or entity that receives such income (a “non-U.S. payee”) on your behalf, unless you and each such non-U.S. payee in the payment chain comply with the applicable information reporting, account identification, withholding, certification and other FATCA-related requirements.  This withholding tax could also apply to all payments made upon the sale, exchange or maturity of the notes by a non-compliant payee.  In the case of a payee that is a non-U.S. financial institution (for example, a clearing system, custodian, nominee or broker), withholding generally will not be imposed if the financial institution complies with the requirements imposed by FATCA to collect and report (to the U.S. or another relevant taxing authority) substantial information regarding such institution’s U.S. account holders (which would include some account holders that are non-U.S. entities but  have U.S.  owners).    Other payees, including individuals, may be required to provide proof of tax residence or waivers of confidentiality laws and/or, in the case of non-U.S. entities, certification or information relating to their U.S. ownership.

Withholding may be imposed at any point in a chain of payments if the payee is not compliant.  A chain may work as follows, for example: The payment is transferred through a paying agent to a clearing system, the clearing system makes a payment to each of the clearing system’s participants, and finally the clearing system participant makes a payment to a non-U.S. bank or broker through which you hold the notes, who credits the payment to your account.   Accordingly, if you receive payments through a chain that includes one or more non-U.S payees, such as a non-U.S. bank or broker, the payment could be subject to withholding if, for example, your non-U.S. bank or broker through which you hold the notes fails to comply with the FATCA requirements and is subject to withholding.  This would be the case even if you would not otherwise have been directly subject to withholding.

A number of countries have entered into, and other countries are expected to enter into, agreements with the U.S. to facilitate the type of information reporting required under FATCA. While the existence of such agreements will not eliminate the risk that notes will be subject to the withholding described above, these agreements are expected to reduce the risk of the withholding for investors in (or investors that indirectly hold notes through financial institutions in) those countries.

The withholding tax described above could currently apply to all interest (including original issue discount) and other periodic payments made on the notes.  However, the withholding tax described above will not apply to payments (other than payments of interest or original issue discount) made upon the sale, exchange or maturity of the notes before January 1, 2017.  We will not pay any additional amounts in respect of this withholding tax, so if this withholding applies, you will receive less than the amount that you would have otherwise received.

Depending on your circumstances, you may be entitled to a refund or credit in respect of some or all of this withholding. However, even if you are entitled to have any such withholding refunded, the required procedures could be cumbersome and significantly delay your receipt of any withheld amounts.  You should consult your tax advisor regarding FATCA.  You should also consult your bank or broker through which you would hold the notes about the likelihood that payments to it (for credit to you) may become subject to withholding in the payment chain.

In addition, your notes may also be subject to other U.S. withholding tax as described in “United States Taxation” in the accompanying prospectus.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

______________________

Pricing Supplement

		$ The Goldman Sachs Group, Inc. Leveraged Currency-Linked Notes due ________________ Goldman, Sachs & Co. JPMorgan Placement Agent

Summary Information	PS-2
Hypothetical Examples	PS-7
Additional Risk Factors Specific to Your Notes	PS-11
Historical Exchange Rates	PS-16
Supplemental Discussion of U.S. Federal Income Tax Consequences	PS-17
Currency Terms Supplement dated August 24, 2012
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-10
Use of Proceeds	S-30
Hedging	S-30
Supplemental Discussion of Federal Income Tax Consequences	S-31
Employee Retirement Income Security Act	S-39
Supplemental Plan of Distribution	S-40
Prospectus Supplement dated September 19, 2011
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28
Prospectus dated September 19, 2011
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140